UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2022

OASIS PETROLEUM INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34776	80-0554627
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	1001 Fannin Street, Suite 1500 Houston, Texas	77002
	(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (281) 404-9500

Not Applicable

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	OAS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On March 7, 2022, Oasis Petroleum Inc., a Delaware corporation (“Oasis”), Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis (“LLC Sub”), and Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement, among other things, provides for the combination of Oasis and Whiting through (i) the merger of Merger Sub with and into Whiting (the “Company Merger”), with Whiting continuing its existence as the surviving corporation following the Company Merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Oasis, and (ii) the subsequent merger of the Surviving Corporation with and into LLC Sub (the “LLC Sub Merger” and together with the Company Merger, the “Mergers”), with LLC Sub continuing as the surviving entity as a direct wholly owned subsidiary of Oasis (the “Surviving Entity”). The transactions contemplated by the Merger Agreement, including the Mergers, are referred to as the “Transactions”.

The board of directors of Oasis (the “Oasis Board”) unanimously (i) determined the issuance of the shares of common stock, par value $0.01 per share, of Oasis (“Oasis Common Stock”) (the “Oasis Stock Issuance”), and the amendment of Oasis’ restated certificate of incorporation to increase the number of authorized shares of Oasis Common Stock from sixty million (60,000,000) shares of Oasis Common Stock to one-hundred twenty million (120,000,000) shares of Oasis Common Stock (the “Oasis Charter Amendment”) are fair to, and in the best interests of, Oasis and the holders of Oasis Common Stock, (ii) approved and declared advisable the Oasis Stock Issuance and the Oasis Charter Amendment, and (iii) recommended that the holders of Oasis Common Stock approve the Oasis Stock Issuance and the Oasis Charter Amendment. For the avoidance of doubt, the approval of the Oasis Charter Amendment by the holders of Oasis Common Stock is not a condition to the closing of the Mergers or otherwise required to effectuate the Mergers.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Company Merger (the “Company Merger Effective Time”), each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Company Merger Effective Time will be converted into and will represent one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time. Each share of common stock of Whiting, par value $0.001 per share (“Whiting Common Stock”), issued and outstanding immediately prior to the Company Merger Effective Time (excluding certain excluded shares as set forth in the Merger Agreement, among which will be any shares with respect to which appraisal has been properly demanded and perfected pursuant to Delaware law), will be converted automatically at the Company Merger Effective Time into the right to receive: (A) 0.5774 (the “Exchange Ratio”) shares of Oasis Common Stock (the “Share Consideration”) and (B) $6.25 in cash, without interest (the “Cash Consideration,” and together with the Share Consideration, the “Merger Consideration”). In addition, at the effective time of the LLC Sub Merger (the “LLC Sub Merger Effective Time”), each share of common stock of the Surviving Corporation issued and outstanding as of immediately prior to the LLC Sub Merger Effective Time will automatically be cancelled and each unit of LLC Sub issued and outstanding immediately prior to the LLC Sub Merger Effective Time will remain issued and outstanding and will represent the only outstanding units of the Surviving Entity immediately following the LLC Sub Merger Effective Time.

Additionally, pursuant to the Merger Agreement, at the Company Merger Effective Time, each outstanding award of restricted stock units subject to time-based vesting issued pursuant to Whiting’s 2020 Equity Incentive Plan (the “Whiting Equity Plan”) that is outstanding immediately prior to the Company Merger Effective Time (each, a “Whiting Time-Based RSU Award”) will, effective as of the Company Merger Effective Time, be assumed by Oasis and converted into the right to receive, upon vesting, the Merger Consideration for each share of Whiting Common Stock subject to such Whiting Time-Based RSU Award (such restricted stock unit, a “Converted Time-Based RSU”). Effective as of the Company Merger Effective Time, each Converted Time-Based RSU will continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Whiting Time-Based RSU Award immediately prior to the Company Merger Effective Time; provided that immediately prior to the Company Merger Effective Time, by virtue of the occurrence of the closing of the Transactions (the “Closing”), (i) (A) one-third of each Whiting Time-Based RSU Award granted in September 2020 to an executive officer of Whiting will vest immediately and such vested portion will be canceled in exchange for the right to receive the Merger Consideration for each share of Whiting Common Stock subject to such vested portion and (B) any remaining unvested portion of such award will be assumed by Oasis and converted as described above, and (ii) each Whiting Time-Based RSU Award held by a member of the Whiting Board will vest in full immediately prior to the Company Merger Effective Time and will be canceled in exchange for the right to receive the Merger Consideration for each share of Whiting Common Stock subject to such award.

Each outstanding award of performance stock units issued pursuant to the Whiting Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (each, a “Whiting PSU Award”) will, effective as of the Company Merger Effective Time, be assumed by Oasis and converted into the right to receive, upon vesting, the Merger Consideration for each share of Whiting Common Stock subject to such Whiting PSU Award (such performance stock unit, a “Converted PSU”) with the number of shares of Whiting Common Stock subject to such Whiting PSU Award determined based on the greater of (i) the target number of performance stock units subject to such Whiting PSU Award and (ii) actual achievement of the performance criteria applicable to such Whiting PSU Award measured based on a truncated performance period that ends immediately prior to the Company Merger Effective Time. Each Converted PSU will otherwise continue to be governed by the same terms and conditions that were applicable to the corresponding Whiting PSU Award immediately prior to the Company Merger Effective Time (other than any performance-based vesting condition but including any continued service requirements).

Special Dividend to Oasis Stockholders

Prior to the Company Merger Effective Time, subject to the terms and conditions of the Merger Agreement, Oasis will declare and set record and payment dates for a special dividend to holders of Oasis Common Stock of up to $15.00 per share (the “Special Dividend”), the payment of which will be contingent upon the consummation of the Company Merger. The Special Dividend will be in addition to dividends that are consistent with Oasis’ previously announced dividend policy.

Treatment of Warrants

All of Whiting’s outstanding warrants will be assumed by Oasis effective as of the Company Merger Effective Time on terms and conditions substantially similar to provisions set forth in the applicable Whiting warrant agreement, except that (i) the number of shares of Oasis Common Stock subject to such assumed warrant will be equal to the product of (x) the number of shares of Whiting Common Stock that were subject to such warrant immediately prior to the Company Merger Effective Time, multiplied by (y) the Exchange Ratio, and (ii) the per-share exercise price of such assumed warrant will be equal to the quotient of (1) the exercise price per share of Whiting Common Stock at which such warrant was exercisable immediately prior to the Company Merger Effective Time less the Cash Consideration, divided by (2) the Exchange Ratio.

Governance

The Merger Agreement provides at the Company Merger Effective Time that the board of the combined company will consist of ten members, of whom (i) five directors will be designated by Oasis, which designees will consist of Daniel Brown, the Chief Executive Officer, and four independent directors designated in writing by Oasis prior to the time at which the registration statement on Form S-4 pursuant to which the shares of Oasis Common Stock issuable pursuant to the Merger Agreement are registered with the Securities and Exchange Commission (the “SEC”) (the “Registration Statement”) becomes effective under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) five directors will be designated by Whiting, which designees will consist of Lynn A. Peterson, the Executive Chairman, and four independent directors designated in writing by Whiting prior to the time at which the Registration Statement becomes effective under the Securities Act.

Mr. Peterson will serve as Executive Chair of the board of directors of the combined company (the “Combined Company Board”), and Mr. Brown will serve as the Chief Executive Officer of the combined company. Other senior leadership positions of the combined company will be filled by certain current executives of Oasis and Whiting.

The combined company will be headquartered in Houston, Texas and the parties will mutually agree upon the name and new ticker symbol of the combined company prior to Closing.

Conditions to the Merger

The Closing is subject to certain conditions, including, among others, (i) the receipt of the required approvals from each of Oasis’ stockholders and Whiting’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order prohibiting the consummation of the Mergers, (iv) the effectiveness of the Registration Statement, (v) the authorization for listing of the Oasis Common Stock issuable pursuant to the Merger Agreement on NASDAQ, (vi) the declaration of the Special Dividend and (vii) receipt of certain tax opinions. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect.

Termination Rights

The Merger Agreement contains certain termination rights for both Oasis and Whiting, including, among others, (i) by either Oasis or Whiting if a final non appealable governmental order has been issued prohibiting the Mergers, (ii) by either Oasis or Whiting if the Mergers shall not have been consummated by 5:00 p.m. Houston, Texas time on October 7, 2022, (iii) by a party if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement subject to certain conditions, (iv) by either Oasis or Whiting, if the requisite Whiting and Oasis stockholder approval, respectively, shall not have been obtained upon a vote at a duly held stockholder meeting or (v) by a party if the other party’s board of directors changes its recommendation with respect to the Transactions.

If the Merger Agreement is terminated in certain specified circumstances, Oasis or Whiting would be required to pay the other party a termination fee of $98 million.

Other Terms of the Merger Agreement

Oasis and Whiting each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the Company Merger Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions and (iii) not to engage in discussions or negotiations regarding any alternative business combination transactions.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Oasis, Whiting or their respective subsidiaries. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Oasis, Whiting or any of their respective subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Oasis. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Oasis or Whiting and their respective subsidiaries that Oasis includes in reports, statements and other filings it makes with the SEC.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the Mergers, on March 7, 2022, Oasis entered into an employment letter agreement (the “Letter Agreement”) with Lynn A. Peterson, Whiting’s President and Chief Executive Officer, to address his role and terms of employment with the combined company subject to and effective upon Closing.

Pursuant to the Letter Agreement, Mr. Peterson has agreed that, effective upon the Closing, he will transition into the role of Executive Chair of the Combined Company Board and will be expected to serve in such role through December 31, 2023, or such earlier date as mutually agreed by Mr. Peterson and the Combined Company Board (such period, the “Term”). In that role, Mr. Peterson will be eligible to receive an annual base salary of $500,000. With respect to the period from January 1, 2022 to Closing, Mr. Peterson’s annual bonus will be calculated based on his target annual bonus in effect as of immediately prior to Closing, and will be payable based on the greater of target or actual performance through Closing. With respect to the period from Closing through December 31, 2022, Mr. Peterson’s annual bonus will be calculated based on a target equal to 100% of his post-Closing salary, and will be payable at 150% of target, or such higher amount as determined in the Combined Company Board’s discretion or based on updated performance metrics determined by the Combined Company Board. Mr. Peterson will not be eligible to receive an annual bonus for the 2023 calendar year. In January 2023, subject to Mr. Peterson’s continued employment on the applicable date of grant, Mr. Peterson will receive a restricted stock unit award with a grant date fair market value of $3,000,000, which shall fully vest on December 31, 2023 (subject to the terms of the applicable plan and award agreement), subject to his continued employment through the vesting date. Under the Letter Agreement, Mr. Peterson also acknowledged and agreed that, in connection with the changes to the terms and conditions of his employment pursuant to the Letter Agreement, he will not exercise his right to terminate employment for “Good Reason” pursuant to his existing employment agreement and equity incentive compensation awards with Whiting. However, upon the earlier of (i) the end of the Term and (ii) the termination of Mr. Peterson’s employment without “Cause”, for “Good Reason” (due to actions by the combined company following the Closing and not contemplated by the Letter Agreement), due to death or disability or by mutual agreement, Mr. Peterson will be entitled to receive the (x) severance payments and benefits provided by his existing employment agreement with Whiting (based on his base salary and target annual bonus as in effect immediately prior to the Closing and with such other appropriate adjustments as necessary to reflect the consummation of the Mergers) and (y) full accelerated vesting of any unvested and outstanding equity awards, with performance being deemed achieved at the greater of “target” or actual performance for awards that vest based on the achievement of specified performance metrics. Such payments and benefits will be subject to Mr. Peterson’s continued compliance with any post-employment obligations and his execution of a release of claims in favor of the combined company.

The foregoing summary of the Letter Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Letter Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference. The Letter Agreement will cease to be of any force or effect if the Merger Agreement is terminated before consummation of the Merger.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information

In connection with the Transactions, Whiting and Oasis intend to file materials with the SEC, including the Registration Statement that will include a joint proxy statement/prospectus of Whiting and Oasis. After the Registration Statement is declared effective by the SEC, Whiting and Oasis intend to mail a definitive proxy statement/prospectus to the stockholders of Whiting and the stockholders of Oasis. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Whiting or Oasis may file with the SEC and send to Whiting’s stockholders and/or Oasis’ stockholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF WHITING AND OASIS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY WHITING AND OASIS WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WHITING, OASIS, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge from Whiting’s website at www.whiting.com under the “Investor Relations” tab or by contacting Whiting’s Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab or by contacting Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting, Oasis and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Whiting’s stockholders and Oasis’ stockholders in connection with the transaction. Information regarding the executive officers and directors of Oasis is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Information regarding the executive officers and directors of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, the joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition (including anticipated levels of free cash flow and debt), shareholder returns (including the payment of future dividends), guidance and any other statements regarding Whiting’s or Oasis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,”

“project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Whiting’s and Oasis’ plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of Whiting may not approve the Merger Agreement or stockholders of Oasis may not approve the issuance of new shares of Oasis Common Stock in the Transactions; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended by Amendment No. 1 thereto, which is on file with the SEC and available from Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 7, 2022 by and among Oasis Petroleum Inc., Ohm Merger Sub Inc., New Ohm LLC and Whiting Petroleum Corporation.

10.1	Letter Agreement, dated as of March 7, 2022, between Oasis Petroleum Inc. and Lynn A. Peterson.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Oasis agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OASIS PETROLEUM INC.

Dated: March 8, 2022

	By:	/s/ Nickolas J. Lorentzatos
Nickolas J. Lorentzatos
Executive Vice President, General Counsel and Corporate Secretary